Mail Stop 6010
Via Facsimile and U.S. Mail

June 25, 2008

Mr. Robert B. Willumstad
Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

> **Re:** **American International Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **File No. 1-8787**

Dear Mr. Willumstad:

We have reviewed your May 23, 2008 response to our April 29, 2008 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 4 – Shareholders' Equity and Earnings (Loss) Per Share, page 19

1. You disclose that you shortened the vesting period of outstanding awards under your share-based employee compensation plans during the first quarter of fiscal 2008. Please provide us your evaluation of the modification of these awards under paragraph 51 of SFAS 123(R) demonstrating why the unamortized portion of the awards should be amortized over a shorter period. Explain why there was apparently no incremental compensation expense that was required to be recorded as a result of the modifications.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Services, page 38

2. Please refer to prior comment three. You state that your credit-based analyses estimate potential realized credit impairment pre-tax losses of approximately $1.2 billion to approximately $2.4 billion, as compared to the $20.6 billion of unrealized market losses recognized in the fourth quarter of 2007 and first quarter of 2008. Please expand your disclosure to explain the specific factors causing the divergence between your estimates of fair value and amounts to be ultimately realized upon settlement or maturity.

Valuation of Level 3 Assets and Liabilities, page 46

3. Please refer to prior comment two. You have attributed the additional $9.1 billion unrealized market valuation loss for your super senior credit default swap portfolio to ongoing disruption in the US residential mortgage and credit markets and downgrades of RMBS and CDO securities. Please explain and quantify the effects on the valuation of the specific changes made to your model in the first quarter of 2008, particularly how changes in key assumptions during the period affected the unrealized market valuation loss of $9.1 billion, as well as the impact of the roll rate analysis that was introduced in the first quarter of 2008.

4. Given the additional unrealized market valuation loss of $9.1 billion in the first quarter of 2008, please tell us why you believe that a five point variation in the assumed price of securities within the CDO collateral pools is an appropriate measure of the reasonably likely variation in this model input. Revise your disclosures as appropriate.

5. We are continuing to evaluate your disclosures related to how you determine the fair value of your credit derivatives.

Contractual Obligations, page 86

6. Please refer to prior comment one. Please revise your disclosure in footnote (f) to include the related amounts of credit default swap liabilities that are recorded in the financial statements, along with the potential credit impairment pre-tax losses that you expect to realize.

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Please respond to the comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Carlton Tartar, Accounting Branch Chief, at 202-551-3387, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant